UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Amendment No. 6)*
Under the Securities Exchange Act of 1934

FIBROCELL SCIENCE, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

315721100

(CUSIP Number)

Third Security, LLC
1881 Grove Avenue
Radford, Virginia 24141
Attention: Marcus E. Smith, Esq.
(540) 633-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
Intrexon Corporation
Attention: Legal
20374 Seneca Meadows Parkway
Germantown, Maryland 20876
(301) 556-9809

March 8, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 315721100	Page 2 of 5

This Amendment No. 6 (this “Amendment”) amends and supplements the Statement on Schedule 13D, dated October 9, 2012 and filed October 15, 2012, as amended by Amendment No. 1, dated July 26, 2013 and filed July 30, 2013, as amended by Amendment No. 2 dated October 1, 2013 and filed October 3, 2013, as amended by Amendment No. 3 dated January 24, 2014 and filed January 28, 2014, as amended by Amendment No. 4 dated and filed July 27, 2015, and as amended by Amendment No. 5 dated September 7, 2016 and filed September 9, 2016 (the “Original Schedule 13D”), relating to the Common Stock, par value $0.01 per share (the “Common Stock”), of Fibrocell Science, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 405 Eagleview Blvd., Exton, Pennsylvania 19341.  Mr. Randal J. Kirk (“Mr. Kirk”), NRM VII Holdings I, LLC (“NRM VII Holdings”), a Virginia limited liability company that is managed by an affiliate that is managed by Third Security, LLC (“Third Security”), a Virginia limited liability company that is managed by Mr. Kirk, and Intrexon Corporation, a Virginia corporation that is controlled by Mr. Kirk (“Intrexon” and, together with Mr. Kirk, NRM VII Holdings and Third Security, the “Reporting Persons”), are filing this Amendment to disclose the acquisition of Series A Convertible Preferred Stock and Warrants to purchase Common Stock by each of Intrexon, NRM VII Holdings, Kapital Joe, LLC, a Virginia limited liability company that is managed by Third Security (“Kapital Joe”) and Mascara Kaboom, LLC, a Virginia limited liability company that is managed by Third Security (“Mascara Kaboom” and, together with NRM VII Holdings, Kapital Joe and Intrexon, the “Investors”) in a private placement transaction that closed on March 8, 2017.  Mr. Kirk could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by NRM VII Holdings, Kapital Joe, Mascara Kaboom and Intrexon.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

On March 7, 2017, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”), included as Exhibit 1, with certain of its existing investors pursuant to which the Company agreed to sell a total of 8,000 units (the “Units”) for a purchase price of $1,000 per Unit, with each Unit consisting of (i) one share of the Company’s Series A Convertible Preferred Stock (the “Series A Preferred Stock”), with an initial stated value of $1,000 and convertible into 1,289 shares of Common Stock, with a conversion price of $0.7757 (the “Conversion Shares”), and (ii) warrants to purchase 1,289 shares of Common Stock (the “Warrant”) (collectively, the “Offering”).  Each Warrant has an exercise price of $0.84591 per share, is exercisable six months after the date of issuance (the “Initial Exercise Date”) and expires five years from the date of issuance.  NRM VII purchased 1,746 Units, comprised of (i) 1,746 shares of Series A Preferred Stock convertible into 2,250,594 shares of Common Stock and (ii) warrants to purchase 2,250,594 shares of Common Stock.  Kapital Joe purchased 106 Units, comprised of (i) 106 shares of Series A Preferred Stock convertible into 136,634 shares of Common Stock and (ii) warrants to purchase 136,634 shares of Common Stock.  Mascara Kaboom purchased 3 Units, comprised of (i) 3 shares of Series A Preferred Stock convertible into 3,867 shares of Common Stock and (ii) warrants to purchase 3,867 shares of Common Stock. Intrexon purchased 1,161 Units, comprised of (i) 1,161 shares of Series A Preferred Stock convertible into 1,496,529 shares of Common Stock and (ii) warrants to purchase 1,496,529 shares of Common Stock. The Offering closed on March 8, 2017.

CUSIP No. 315721100	Page 3 of 5

While the Series A Preferred Stock and Warrants were sold together as a Unit, the Series A Preferred Stock and Warrants were issued separately.  There is no established public trading market for the Series A Preferred Stock or the Warrants, and the Company does not expect any such market to develop.  In addition, the Company does not intend to apply for listing of the Series A Preferred Stock or the Warrants on any national securities exchange or other nationally recognized trading system.

The form of Purchase Agreement contains customary representations, warranties, and agreements by the Company. The Purchase Agreement also contains customary prohibitions on certain Company payments, the incurrence of certain senior and pari passu debt, certain affiliate transactions and the incurrence of certain liens.

The rights, preferences and privileges of the Series A Preferred Stock are set forth in a Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock, included as Exhibit 3 (the “Certificate of Designation”). Each share of Series A Preferred Stock has an initial stated value of $1,000 and is convertible into 1,289 shares of Common Stock at a conversion price of $0.7757 per share of Common Stock, subject to adjustment for stock splits, stock dividends, stock combinations, recapitalizations or similar events.  Holders of the Series A Preferred Stock are entitled to receive cumulative dividends at a rate per share of 4% per annum (with such dividend rate increasing to 8% per annum on the five-year anniversary of the original issuance of the Series A Preferred Stock), with such dividends compounded quarterly by increasing the stated value of the Series A Preferred Stock in accordance with the terms of the Certificate of Designation.  The shares of Series A Preferred Stock contain an ownership limitation requiring the Investors to provide 61-days’ advance written notice prior to conversion.

Shares of Series A Preferred Stock generally have no voting rights, except as required by law; provided, however, that without the prior written consent of the holders of at least 70% of the then outstanding shares of Series A Preferred Stock, the Company may not: (i) alter or change adversely the powers, preferences or rights given to the Series A Preferred Stock or alter or amend the Certificate of Designation; (ii) amend the Company’s certificate of incorporation or other charter documents in any manner that adversely affects any rights of a holder of the Series A Preferred Stock; (iii) authorize or create any class of stock ranking as to redemption, distribution of assets upon liquidation or dividends senior to, or otherwise pari passu with, the Series A Preferred Stock; (iv) declare or make any dividends other than dividend payments or other distributions payable solely in the Common Stock; or (v) enter into any agreement with respect to any of the foregoing.

Upon a liquidation, dissolution or winding up of the Company, the holders of the Series A Preferred Stock are entitled to receive out of the Company’s assets, whether capital or surplus, an amount equal to such holder’s then stated value for each share of Series A Preferred Stock before any distribution to the holders of the Common Stock, any class or series of preferred stock and all other Common Stock equivalents other than those securities which are explicitly senior or pari passu to the Series A Preferred Stock in redemption, distribution of assets upon a liquidation or dividends.  If there are insufficient assets to pay in full such amounts, then the available assets will be ratably distributed to the holders of the Series A Preferred Stock in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full.

CUSIP No. 315721100	Page 4 of 5

Each Warrant, included as Exhibit 2, is exercisable during the period commencing after the Initial Exercise Date and ending on the fifth anniversary of the date of issuance. The exercise price of the Warrants is subject to adjustment for stock splits, stock dividends, stock combinations, recapitalizations or similar events.  The Warrants contain an ownership limitation requiring the Investors to provide 61-days’ advance written notice prior to exercise.

The foregoing descriptions of the Purchase Agreement, the Warrants, and the Certificate of Designation, do not purport to be complete, and are qualified in their entirety by reference to the form of each such document, which are filed as Exhibit 1, Exhibit 2 and Exhibit 3, respectively.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented to include the responses in Item 4 above.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1
Form of Securities Purchase Agreement entered into by and between the Company and each of Mr. Kirk, NRM VII Holdings, Kapital Joe, Mascara Kaboom and Intrexon dated as of March 7, 2017 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated March 7, 2017 and filed on March 8, 2017 and incorporated herein by reference)

Exhibit 2
Form of Common Stock Purchase Warrant entered into by and between the Company and each of Mr. Kirk, NRM VII Holdings, Kapital Joe, Mascara Kaboom and Intrexon dated as of March 7, 2017 (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, dated March 7, 2017 and filed on March 8, 2017 and incorporated herein by reference)

Exhibit 3
Form of  Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock entered into by and between the Company and each of Mr. Kirk, NRM VII Holdings, Kapital Joe, Mascara Kaboom and Intrexon dated as of March 7, 2017 (filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K, dated March 7, 2017 and filed on March 8, 2017 and incorporated herein by reference)

Exhibit 4	Joint Filing Agreement, dated as of March 10, 2017, by and among Mr. Kirk, Third Security, NRM VII Holdings and Intrexon

CUSIP No. 315721100	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 10, 2017

/s/ Randal J. Kirk
Randal J. Kirk

THIRD SECURITY, LLC

	By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

NRM VII HOLDINGS I, LLC

	By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

INTREXON CORPORATION

	By:	/s/ Randal J. Kirk
Randal J. Kirk
Chief Executive Officer

EXHIBIT INDEX

Exhibit 1
Form of Securities Purchase Agreement entered into by and between the Company and each of Mr. Kirk, NRM VII Holdings, Kapital Joe, Mascara Kaboom and Intrexon dated as of March 7, 2017 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated March 7, 2017 and filed on March 8, 2017 and incorporated herein by reference)

Exhibit 2
Form of Common Stock Purchase Warrant entered into by and between the Company and each of Mr. Kirk, NRM VII Holdings, Kapital Joe, Mascara Kaboom and Intrexon dated as of March 7, 2017 (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, dated March 7, 2017 and filed on March 8, 2017 and incorporated herein by reference)

Exhibit 3
Form of  Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock entered into by and between the Company and each of Mr. Kirk, NRM VII Holdings, Kapital Joe, Mascara Kaboom and Intrexon dated as of March 7, 2017 (filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K, dated March 7, 2017 and filed on March 8, 2017 and incorporated herein by reference)

Exhibit 4	Joint Filing Agreement, dated as of March 10, 2017, by and among Mr. Kirk, Third Security, NRM VII Holdings and Intrexon